

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2018

Brent Kelton
Chief Executive Officer
AMERI Holdings, Inc.
5000 Research Court, Suite 750
Suwanee, Georgia 30024

> **Re: AMERI Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 13, 2018**
> **File No. 333-228354**

Dear Mr. Kelton:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Fay at 202-551-3812 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Adam W. Finerman